Exhibit 23.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AMERI Holdings, Inc. on Amendment No. 4 to Form S-4 [File No. 333-238742] of our report dated April 21, 2020, which report includes an explanatory paragraph relating to substantial doubt about the ability of Jay Pharma, Inc. to continue as a going concern, with respect to our audits of the financial statements of Jay Pharma, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the joint proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such joint proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 9, 2020